SECURITIES AND EXCHANGE COMMISSION

11017345

Mail Processing Section MAR 03 2011 Washington, DC 110

X pg 3/7

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-63611~~ 43611

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **11/01/2009** (MM/DD/YY) AND ENDING **12/31/2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Braver Stern Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 Fifth Avenue, 22nd Floor
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul G. Bigler **(212) 888 - 6923**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MM

OATH OR AFFIRMATION

I, Paul G. Bigler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __________, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

CYNTHIA GIANNATASIO
Notary Public, State of New York
No. 01GI6062799
Qualified in New York County
Commission Expires Aug. 20, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen, LLP
Certified Public Accountants
1185 Ave of the Americas
New York, NY 10036-2602
O 212.372.1800 F 212.372.1801
www.mcgladrey.com

McGladrey

Independent Auditor's Report

To the Member
Braver Stern Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Braver Stern Securities LLC (the "Company") as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Braver Stern Securities LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
March 2, 2011

Braver Stern Securities LLC

Statement of Financial Condition
December 31, 2010

ASSETS	
Cash	$ 147,678
Due From Clearing Brokers	10,215,912
Securities Owned - at fair value	19,368,673
Clearing Deposit	1,000,000
Accrued Interest Receivable	343,439
Other Assets	2,662,394
Total assets	$ 33,738,096
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accrued expenses and other liabilities	$ 6,289,972
Due to Affiliate	1,890,000
Total liabilities	8,179,972
Commitments	
Member's Equity	25,558,124
Total liabilities and member's equity	$ 33,738,096

See Notes to Statement of Financial Condition.

Note 1. Organization

Braver Stern Securities LLC (the "Company") formerly known as Braver, Stern Securities Corp., a wholly owned subsidiary of Braver, Stern & Co., Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"). The Company conducts its business on a fully disclosed basis with other broker-dealers pursuant to clearing agreements.

The Company became an LLC effective January 2010. The LLC entity was formed to give the Company greater flexibility within its corporate structure.

Note 2. Significant Accounting Policies

Transactions in securities are recorded on a trade-date basis.

Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

Securities owned are valued at fair value based on quoted market prices. These securities are classified as Level 3 in the fair value hierarchy.

In addition, ASC 820 requires enhanced disclosure about fair value measurements. The adoption of ASC 820 did not have a material impact on the Company's financial statements.

In January 2010, the FASB issued an amendment to the guidance on determining fair value which requires new disclosures and reasons for significant transfers of financial assets and liabilities between Levels 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, the amendment was effective for periods beginning on or after December 15, 2009, and was adopted by the Company. The guidance related to Level 3 measurements is effective for periods beginning on or after December 15, 2010.

Note 2. Significant Accounting Policies (Continued)

FASB ASC Topic 740 ("ASC 740"), *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the period ended December 31, 2010, management has determined that there are no uncertain tax positions. The Company is not subject to examination by U.S. federal, state and local tax authorities for tax years before 2007

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

Note 3. Fair Value Measurements

Financial instruments classified as Level 3 in the fair value hierarchy represents the Company's investments in financial instruments in which management has used at least one significant unobservable input in the valuation. Prices are based on quoted prices for securities with similar coupons, ratings, and maturities, rather than on specific bids and offers for the designated security. The following table presents a reconciliation of activity for the Level 3 financial instruments. Subsequent to the period ended December 31, 2010, the Company has sold more than half of these positions.

Balance, November 1, 2009	$ 18,265,491
Realized and unrealized gains (losses) on investments:	
Net change in unrealized appreciation on investments	(2,952,478)
Purchase of investment securities	4,055,660
Balance, December, 31, 2010	$ 19,368,673

Note 4. Due From Clearing Brokers

The Company conducts business with two clearing brokers on behalf of its customers and for its own proprietary accounts. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing brokers pursuant to the clearance agreements.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker(s) to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions daily and to obtain additional deposits where deemed appropriate.

Note 5. Due to Affiliate

Due to Affiliate represents a capital distribution payable to the Parent which was paid in February 2011.

Note 6. Off-Balance-Sheet Risk and Credit Risk

In the normal course of business, securities transactions of customers are introduced to and cleared through a clearing broker. Pursuant to an agreement between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

Note 6. Off-Balance-Sheet Risk and Credit Risk (Continued)

The Company does not anticipate nonperformance by customers or its clearing brokers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing brokers and financial institutions with which it conducts business.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Note 7. Net Capital Requirement

As a registered broker-dealer and member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the broker-dealer maintain minimum net capital of $250,000. At December 31, 2010, the Company had net capital, as defined, of $21,076,218, which exceeded the requirement by $20,826,218.

Note 8. Income Taxes

No provision for income taxes has been made as the Company is treated as a disregarded entity for federal, state and local income tax purposes. As such, the Company is not liable for any income tax payments and files consolidated tax returns with the Parent. The income tax allocated to the Company, by agreement with the Parent, may not exceed what the Company's tax would have been if the Company were not part of the Parent's income tax returns (separate return basis). The provision for income taxes consists of New York City, New York State, California, Illinois, Virginia, Tennessee and Massachusetts.

Note 9. Pension Plan

The Company established an employee investment savings plan that qualifies under Sections 401(k) and 401(m) of the Internal Revenue Code (the "Code") covering eligible employees. At its discretion, the Company may contribute amounts ranging from 0% to 25% of employee contributions subject to the Code's limitation. No contributions were made by the Company during the audit period.

Note 10. Commitments

The Company leases for office space in New York. The lease contains a provision for escalating annual rents and expires December 31, 2015. During the period, the Company entered into a lease agreement for office space in Chicago, IL, which expires on August 31, 2013.

Future minimum lease payments are as follows:

Year ending December 31,	
2011	$ 868,427
2012	901,099
2013	860,833
2014	808,812
2015	839,700
	$ 4,278,871

Note 10. Commitments (Continued)

The Company has obtained a letter of credit in the amount of $1,131,900 as a security deposit for the Company's main office facilities to satisfy certain terms of the lease agreement. As of December 31, 2010, there was no outstanding balance under this line of credit.

Note 11. Subsequent Events

The Company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected or disclosed in the financial statements. Such evaluation is performed through the date the financial statements are issued.

Braver Stern Securities, LLC

Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7)

December 31, 2010

McGladrey & Pullen, LLP
Certified Public Accountants
1185 Ave of the Americas
New York, NY 10036-2602
O 212.372.1800 F 212.372.1801
www.mcgladrey.com

McGladrey

To the Member
Braver Stern Securities, LLC
800 3rd Avenue, 10th Floor
New York, NY 10022

Attention: Richard Schottenfeld

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the period from November 1, 2009 to December 31, 2010, which were agreed to by Braver Stern Securities, LLC (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the from November 1, 2009 to December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the from November 1, 2009 to December 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
March 2, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043611 FINRA DEC
BRAVER STERN SECURITIES LLC 8*8
725 5TH AVE 22ND FL
NEW YORK NY 10022-2519

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Paul Bigler 212-[illegible]-6923

2. A. General Assessment (item 2e from page 2) $ 137,819

B. Less payment made with SIPC-6 filed (exclude interest) (67,622)
5/20/10
Date Paid

C. Less prior overpayment applied (150)

D. Assessment balance due or (overpayment) 70,047

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 70,047

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 70,047

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Braver Stern Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22nd day of February, 2011.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

BRAVER STERN SECURITIES LLC 043611

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 2009 and ending 12/31, 2010
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 55,886,073
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	55,886,073
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	517,847
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 240,819

Enter the greater of line (i) or (ii)	240,819
Total deductions	758,666
2d. SIPC Net Operating Revenues	$ 55,127,407
2e. General Assessment @ .0025	$ 137,819

(to page 1, line 2.A.)